Lawrence Venick Partner 2206-19 Jardine House 1 Connaught Place Central Hong Kong, SAR	Direct +852.3923.1188 Main +852.3923.1111 Fax +852.3923.1100 lvenick@loeb.com

Via EDGAR

June 17, 2024

Blake Grady
Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
Washington, D.C. 20549

Re:	X Financial (the “Company”) Schedule TO-I filed June 5, 2024 File No. 005-90893

Dear Mr. Grady:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated June 12, 2024 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Schedule TO-I filed June 5, 2024 (the “Schedule TO”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Schedule TO-I filed June 5, 2024

General

1.	The cross references in Item 3 of the Schedule TO appear to be inaccurate. For example, the reference to a section of the Offer to Purchase titled “Certain Information Concerning Us” appears to be intended to refer to “Certain Information Concerning the Company.” Please revise.

Response: The Company respectfully acknowledges the Staff’s comment and the Company has revised the disclosure on page 1 of the Schedule TO-I.

2.	The following disclosure, which appears on the cover page of the Offer to Purchase, appears to be missing words: “If the Offer is fully subscribed, which would represent approximately 8.75% of our outstanding ADSs and approximately 4.05% of our outstanding share capital as of June 4, 2024.” Similar disclosure appears on page 27. Please revise or advise.

Response: The Company respectfully acknowledges the Staff’s comment and the Company has revised the disclosure on the cover page and page 27 of the Offer to Purchase.

Principal   Robert CALDWELL   Roy CHOI   Michael FUNG   Lewis HO   Jeffrey KUNG   Lynia LAU   Wallace LAU   Alfred LEE   JC LEE   Terence WONG

A Hong Kong firm of solicitors.

Los Angeles   New York   Chicago   Nashville   Washington, DC   San Francisco   Beijing   Hong Kong   www.loeb.com

For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

Securities and Exchange Commission Page 2

Conditions of the Offer, page 23

3.	Refer to the following statement in the first paragraph on page 25 of the Offer to Purchase: “Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.” If an offer condition is “triggered” while an offer is pending, in our view, the offeror must promptly inform securityholders whether it will assert the condition and terminate the offer, or waive it and continue. Reserving the right to waive a condition “at any time and from time to time” may be inconsistent with your obligation in this regard. Please confirm in your response letter that you will promptly notify securityholders if a condition is triggered while the Offer is pending.

Response: The Company respectfully acknowledges the Staff’s comment and the Company hereby confirms that it will promptly notify securityholders whether it will assert the condition and terminate the Offer, or waive it and continue if a condition is triggered while the Offer is pending.

Certain Information Concerning the Company, page 26

4.	Refer to the paragraph on page 26 beginning with “[i]nformation can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549.” The SEC no longer maintains a public reference room where filings can be inspected and copied by the public. Please revise the disclosure in this section accordingly.

Response: The Company respectfully acknowledges the Staff’s comment and the Company has amended the disclosure on page 26 of the Offer to Purchase.

Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the ADSs, page 27

5.	Please revise the table showing the number of Class A ordinary shares and Class B ordinary shares beneficially owned by directors and executive officers to include the aggregate number and percentage of ADSs held by each such person. See Item 1008(a) of Regulation M-A.

Response: The Company respectfully acknowledges the Staff’s comment and the Company has amended the disclosure on page 27 of the Offer to Purchase.

* * *

Securities and Exchange Commission Page 3

Please contact the undersigned at 310-728-5129 if you have any questions with respect to the response contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence Venick
Partner

cc: Frank Fuya Zheng